[redacted]

10027679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
112

SEC FILE NUMBER
8- 49021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Office Park North
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Callahan 203-660-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky Goodkin & Co. P.C.
(Name – *if individual, state last, first, middle name*)

120 West 45th Street, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentalpha Capital LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal/Executive Director

Title

MELONIE S. WILLIAMS
Notary Public
Connecticut
My Commission Expires July 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Pentalpha Capital, LLC

We have audited the accompanying Statement of Financial Condition of Pentalpha Capital, LLC as of December 31, 2009 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules of computation of net capital and supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 17, 2010

PENTALPHA CAPITAL, LLC

BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2009

ASSETS

Cash	$282,851
Accounts receivable	313,163
Receivable from brokers - clearance account	300,452
Securities investments at fair value	40,120
Prepaid assets	44,811
TOTAL ASSETS	$981,397

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	25,500
Due to related entity	100,000
Total liabilities	125,500
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	855,897
TOTAL LIABILITIES AND MEMBERS' EQUITY	$981,397

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF INCOME

DECEMBER 31, 2009

REVENUES	
Fee income	$ 313 163
Total revenues	313,163
EXPENSES	
Employee compensation	1,645,979
Occupancy costs	50,033
Other operating expenses	197,070
Payroll taxes	72,813
Total	1,965,895
Shared compensation and other expenses reimbursed - related party	(1,766,235)
Total expenses	199,660
INCOME FROM OPERATIONS BEFORE OTHER INCOME (LOSS)	113,503
OTHER INCOME (LOSS)	
Interest income	2,102
Investment (loss)	(3,300)
Total other income (loss)	(1,198)
NET INCOME	$ 112,305

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

DECEMBER 31, 2009

	Unrealized Holding Gain	Members Equity	Total
Balance, January 1, 2009, as previously reported	$ -	$509,472	$509,472
Prior period adjustment - accrual of broker commissions	-	220,000	220,000
Balance, January 1, 2009, as restated	-	729,472	729,472
Unrealized gain on marketable securities	14,120	-	14,120
Net income for the year	-	112,305	112,305
Balance, December 31, 2009	$ 14,120	$ 841,777	$855,897

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 112,305
Adjustments to reconcile net income to net cash used by operating activities:	
Loss on expired warrants	3,300
Changes in:	
Accounts receivable	(313,163)
Receivable from broker	57,078
Prepaid assets	344
Accounts payable and accrued expenses	(49,945)
Net cash used by operating activities	(190,081)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(190,081)
CASH - BEGINNING OF YEAR	472,932
CASH - END OF YEAR	$ 282,851

See Notes to Financial Statements.

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC, (the "Company"), was formed in the State of New York, to act as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between a buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable equity securities not classified as trading or held to maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate statement of comprehensive income. Realized gains and losses and declines in valued judged to be other-than-temporary on available-for-sale securities are included in other income. Interest and dividends on securities classified as available-for-sale are included in other income.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2009, the Company's net capital was computed to be $491,453 exceeding its minimum requirements of $8,367 by $483,086.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K Savings and Investment Plan covering all employees who meet length of service requirements. There was no 401K expense for the year ended December 31, 2009.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2009, the Company received $1,766,235 from commonly owned related entities to cover shared compensation and office expenses.

NOTE 7 - MEMBERS CAPITAL RESTATEMENT

In prior years, the Company accrued annual fixed broker commissions regardless of whether or not there were trades. The Company was notified that no broker commissions were due or payable resulting in the restatement of an increase of members capital as previously reported by $220,000.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2009

PENTALPHA CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2009

NET CAPITAL	
Total members' equity per focus report	$ 643,488
Audit adjustments:	
Asset adjustments	(36,334)
Liability adjustments	28,743
Prior period adjustment	220,000
Total members' equity per audited financial statements	855,897
Less: Non-allowable assets	(358,426)
Net capital before haircuts on securities positions	497,471
Haircuts on securities	(6,018)
Net capital	$ 491,453
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 125,500
Total aggregated indebtedness	$ 125,500
CAPITAL REQUIREMENTS	
Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ 8,367
Greater of capital requirements	$ 8,367
Excess net capital	483,086
Net capital	$ 491,453

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2009

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-8177	Citigroup Global Markets Inc.	All

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SEC Mail Processing Section MAR 01 2010 Washington, DC 112

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049021 FINRA DEC
PENTALPHA CAPITAL LLC 9*9
1 GREENWICH PLZ OFC PARK-NORTH
GREENWICH CT 06830-6352

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patty Traina 203-660-6139

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,219.90

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (726.54)

2/09, 7/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,493.36

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,493.36

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1493.36

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pentalpha Capital, LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of February, 20 10.

Executive Director.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________

Documentation ________

Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 917,957.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	30,000 -
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 887,957.00
2e. General Assessment @ .0025	$ 2,219.90

(to page 1 but not less than $150 minimum)

PENTALPHA CAPITAL, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL MATERIAL

PER SEC RULE X-17A-5

DECEMBER 31, 2009

(WITH INDEPENDENT AUDITORS' REPORT)

LIPSKY, GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PENTALPHA CAPITAL, LLC

DECEMBER 31, 2009

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